

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2011

Mr. Howard Teicher
Chief Executive Officer
Medical Alarm Concepts Holdings, Inc.
5215-C Militia Hill Road
Plymouth Meeting, PA 19462.

      Re: Medical Alarm Concepts Holdings, Inc.
              Form 10-K for the fiscal year ended June 30, 2010
              Filed November 10, 2010
              File No   333-153290

Dear Mr. Teicher:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2010

Note 2 Summary of accounting policies

Derivative warrant liability, page 17

1. We note that during the three months ended December 31, 2009 you recorded a derivative loss of $18,554,362 and during the three months period ended March 31, 2010 you recorded a derivative gain of $17,863,928. Tell us in detail how you determined the fair value of the derivative warrant at each one of these periods.

Item 9A (T) Controls and Procedures, page 31

2. We note that you concluded that your internal controls over financial reporting were effective at June 30, 2010 while your controls and procedures were ineffective. We also note that you restated your forms 10-Q for the quarters ended December 31, 2009 and March 31, 2010 to correct various accounting errors. In view of the restatements, it is unclear to us how you can conclude that your internal controls over financial reporting were effective. Further note that management is not permitted to conclude that the registrant's internal control over financial reporting is effective if there are one or more material weaknesses in the registrant's internal control over financial reporting. Please revise or advise.

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Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert Littlepage

for Larry Spirgel
Assistant Director